UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-36427

CHEETAH MOBILE INC.

Building No. 8

Hui Tong Times Square

Yaojiayuan South Road

Beijing 100123

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Mr. Richard Weidong Ji

Mr. Richard Weidong Ji, a director of Cheetah Mobile Inc. (the “Company”), has resigned from the board of directors and the audit committee of the Company due to personal reasons, effective May 22, 2020. Mr. Ji’s resignation did not result from any disagreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEETAH MOBILE INC.

By	:	/s/ Thomas Jintao Ren
Name	:	Thomas Jintao Ren
Title	:	Chief Financial Officer

Date: May 22, 2020